UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER
SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF
DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934.

Commission File Number: 001-38866

TUFIN SOFTWARE TECHNOLOGIES LTD.

(Exact name of Issuer as specified in its charter)

5 HaShalom Road, ToHa Tower
Tel Aviv 6789205, Israel
+972 (3) 612-8118

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Ordinary shares, par value NIS 0.015 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)
Rule 15d-6
Rule 15d-22(b)

Approximate number of holders of record as of the certification or notice date:	One (1)*

* On August 25, 2022, pursuant to the terms of that certain Agreement and Plan of Merger, dated April 5, 2022, by and among Tufin Software Technologies Ltd., a company organized under the laws of the State of Israel (the “Company”), Talon MidCo 3 Limited, a private company incorporated in England and Wales with company registration number 14006063 (“Parent”), and Talon Merger Sub Ltd., a company organized under the laws of the State of Israel and a wholly owned subsidiary of Parent (“Merger Sub”), Merger Sub was merged with and into the Company (the “Merger”), with the Company continuing as the surviving company and a wholly owned subsidiary of Parent as a result of the Merger.

Pursuant to the requirements of the Securities Exchange Act of 1934, Tufin Software Technologies Ltd. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	September 6, 2022	By:	/s/ Reuven Kitov
		Name:	Reuven Kitov
		Title:	CEO & Chairman of the Board of Directors